SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

STARLIMS Technologies Ltd.
(Name of Registrant)

32B Habarzel Street, Tel Aviv 69710, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

STARLIMS Technologies Ltd.

6-K Items

1.	Proxy Statement relating to Annual General Meeting of Shareholders to be held on April 17, 2008; dated March 13, 2008.

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ITEM 1

STARLIMS TECHNOLOGIES LTD.
32B Habarzel Street
Tel Aviv 69710, Israel

NOTICE OF 2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

        We cordially invite you to attend the 2008 Annual General Meeting of Shareholders of STARLIMS Technologies Ltd., to be held at 11:00 a.m. (Israel time) on Thursday, April 17, 2008, at our offices at 32B Habarzel Street, Tel Aviv, Israel, for the following purposes:

1.	To reelect five directors for terms expiring at our 2009 Annual General Meeting of Shareholders;

2.	To ratify and approve the reappointment of Brightman Almagor & Co., registered public accountants, a member firm of Deloitte Touche Tohmatsu, as our independent registered public accountants for the year ending December 31, 2008; and

3.	To review and discuss our directors’ annual report to shareholders, auditor’s report, and consolidated financial statements for the years ended December 31, 2006 and 2007.

        The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

        Shareholders of record at the close of business on March 10, 2008 are entitled to notice of and to vote at the Meeting. You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the annual general meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely, Itschak Friedman Chairman of the Board of Directors

By Order of the Board of Directors
Eric Fenster, Corporate Secretary
March 10, 2008

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STARLIMS TECHNOLOGIES LTD.
32B Habarzel Street
Tel Aviv 69710, Israel

PROXY STATEMENT

2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS

        This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of STARLIMS Technologies Ltd. to be voted at the Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held at 11:00 a.m. (Israel time) on Thursday, April 17, 2008, at our offices at 32B Habarzel Street, Tel Aviv, Israel.

        This Proxy Statement, the attached Notice of 2008 Annual General Meeting and the enclosed proxy card are being mailed to shareholders on or before March 13, 2008.

Purpose of the Annual General Meeting

        At the Meeting, shareholders will be asked to consider and vote upon the following matters: (i) reelection of five directors for terms expiring at our 2009 Annual General Meeting of Shareholders; and (ii) ratification and approval of the reappointment of Brightman Almagor & Co., registered public accountants, a member firm of Deloitte Touche Tohmatsu, as our independent registered public accountants for the year ending December 31, 2008. In addition, our directors’ annual report to shareholders, auditor’s report and consolidated financial statements for the years ended December 31, 2006 and 2007 will be reviewed and discussed at the Meeting.

        We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment of the Board of Directors.

Proxy Procedure

        Only holders of record of our ordinary shares, par value of NIS 1.0 per share, as of the close of business on March 10, 2008, are entitled to notice of, and to vote in person or by proxy at, the Meeting.

        Shares eligible to be voted and for which a proxy card is properly signed and returned and actually received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR each proposal for which the Board of Directors recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

        We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of stock.

        You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

Quorum and Voting

        As of March 10, 2008, the record date for determination of shareholders entitled to vote at the Meeting, there were outstanding 8,661,591 ordinary shares. Each ordinary share entitles the holder to one vote.

        The presence of at least two shareholders, holding at least one third (1/3) of our company’s voting rights, represented in person or by proxy at the Meeting, will constitute a quorum at the Meeting. If there is not a legal quorum within half an hour of the scheduled time of the Meeting, the Meeting will be adjourned to the same day in the following week at the same time and place or to any time and place as the board of directors designates in a notice to the shareholders. At the reconvened Meeting, the presence of at least two shareholders, represented in person or by proxy, will constitute a quorum. This notice shall serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

        An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in the proposal.

        We have received indications from our principal shareholders, Itschak Friedman, Dinu Toiba, Chaim Friedman and Eyal Guterman, each of whom is also a director and officer of our company, who together hold approximately 33% of our issued and outstanding ordinary shares, that they presently intend to vote for all of the nominees for director and in favor of the other proposal to be acted upon at the Meeting.

Beneficial Ownership of Ordinary Shares by Certain Beneficial Owners and Management

        The following table sets forth certain information as of March 10, 2008 (unless otherwise indicated below) regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our ordinary shares, (ii) each of our directors, and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)

Itschak Friedman	1,360,508	(3)	15.70%
Dinu Toiba	750,000	(3)	8.66%
Clal Insurance Enterprises Holdings Ltd.	628,507	(4)	7.26%
Neil Gagnon	527,156	(5)	6.09%
Chaim Friedman	396,922	(3)(6)	4.58%
Eyal Guterman	381,935	(6)	4.41%
Martin Bandel	-		-
Dov Kleiman	-		-
Eliane Markowitz	700		*
All directors and executive officers as a group (nine persons)	2,959,065	(7)	34.15%

* Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 8,661,591 ordinary shares issued and outstanding as of March 10, 2008.

(3)	Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman are parties to a voting agreement dated October 31, 1993, as amended on December 21, 2005. The voting agreement also grants the parties a right of first refusal to purchase each other’s shares in our company.

(4)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2008. Under the Schedule 13G, Clal Insurance Enterprises Holdings Ltd., or Clal, disclaims beneficial ownership of 602,318 of the ordinary shares. In addition, the Schedule 13G states that by reason of the ownership interest of IDB Development Corporation Ltd. and IDB Holding Corporation (“IDB Holding”) in Clal, and by reason of the interests in, and relationships among them, with respect to IDB Holding, of Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat, such entities and persons may each be deemed a beneficial owner of the 628,507 ordinary shares beneficially owned by Clal, however such persons and entities disclaim beneficial ownership of the 628,507 ordinary shares beneficially owned by Clal.

(5)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the Securities and Exchange Commission on February 13, 2008.

(6)	Includes 64,703 ordinary shares held by Sivanir Ltd., an Israeli company jointly owned by Messrs. Chaim Friedman and Eyal Guterman.

(7)	Includes 69,000 ordinary shares underlying currently exercisable stock options.

I. ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

        Our articles of association provide that we may have no less than two and no more than 12 directors or such greater number as may be determined from time to time at a general meeting of shareholders.

        Our Board of Directors currently consists of seven directors. At the Meeting, shareholders are being asked to reelect five of our current directors, Messrs. Itschak Friedman, Dinu Toiba, Chaim Friedman, Eyal Guterman and Martin Bandel, to hold office until our 2009 Annual General Meeting of Shareholders and until their successors are elected and qualified.

        In addition, as a company incorporated under the laws of the State of Israel whose shares have been offered to the public, two outside directors, within the meaning of the Israeli Companies Law, serve as members of our Board of Directors. Our current outside directors, Mr. Dov Kleiman and Ms. Eliane Markowitz, were each elected by our shareholders to serve in such capacities pursuant to the provisions of the Israeli Companies Law for a three-year term until our 2010 annual general meeting of shareholders.

        We do not follow the requirements of the NASDAQ Marketplace Rules with regard to the nomination process of directors, and instead, we follow Israeli law and practice, in accordance with which our board of directors is authorized to recommend to our shareholders director nominees for election, and our shareholders may nominate candidates for election as directors by the general meeting. Should any of the director nominees be unavailable for election, the proxies will be voted for a substitute nominee designated by the Board of Directors. None of the nominees are expected to be unavailable.

        Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the proposal, is required to elect as director each of the nominees named above.

        Set forth below is information about each nominee, including age, position(s) held with the company, principal occupation, business history and other directorships held.

Name	Age	Position with the Company

Itschak Friedman	51	Chairman of the Board of Directors and Chief Executive Officer

Dinu Toiba	53	Vice Chairman of the Board of Directors and Vice President, Research and Development

Chaim Friedman	47	Director and Chief Financial Officer

Eyal Guterman	49	Director, Treasurer and Risk Management Officer

Martin Bandel	48	Director

Nominees For Election As Director For Terms Expiring In 2009

        Itschak Friedman has served as the Chairman of our board of directors and Chief Executive Officer of our company since 1988. Mr. Friedman also serves as the President of our U.S. subsidiary, STARLIMS Corporation. In addition, Mr. Friedman serves as a director of Gazit Inc. Mr. Friedman holds a bachelor’s degree in geology from the Hebrew University of Jerusalem. Itschak Friedman is the brother of Chaim Friedman.

        Dinu Toiba has served as the Vice Chairman of our board of directors since our initial public offering in Israel in 1993 and Vice President, Research and Development of our company since 1990. Mr. Toiba also serves as the Vice President and a director of our U.S. subsidiary, STARLIMS Corporation. Mr. Toiba holds a B.Sc. degree in mathematics and an M.Sc. degree in mathematics, both from the University of Bucharest.

        Chaim Friedman has served as a director of our company since 1989. Since 1989, Mr. Friedman has also served as Chief Financial Officer of our company, which services he provides to our company through Sivanir Management. Mr. Friedman devotes all of his time to our company. Mr. Friedman holds a B.Sc. degree in economics and management from the Technion – Israel Institute of Technology. Chaim Friedman is the brother of Itschak Friedman.

        Eyal Guterman has served as a director of our company since our initial public offering in Israel. Since 1993, Mr. Guterman has also served as our Treasurer and Risk Management Officer, which services he provides to our company through Sivanir Management. Mr. Guterman devotes approximately 25% of his time to our company. Mr. Guterman holds a B.A. degree in economics from Ben-Gurion University and an M.B.A. degree from Bar Ilan University.

        Martin Bandel has served as a director of our company since January 2007 and is a member of our audit committee. Mr. Bandel has served as Chief Financial Officer of Manhattan Loft Corporation since August 2000. From May 1993 to July 2000, Mr. Bandel served as the Chief Financial Officer of the Cromwell Land Group at Charterhouse Plc, part of CCF Charterhouse Plc. From January 1991 to September 1993, Mr. Bandel served as an independent strategic and financial consultant for several businesses. Mr. Bandel holds a diploma in accountancy from the City of London University and has been a member of the Institute of Chartered Accountants in England and Wales since 1982 and of the Chartered Institute of Tax since 1983.

        The Board of Directors recommends a vote FOR the election of each nominee for director named above.

Outside Directors Continuing in Office Until December 2010

        Dov Kleiman (51) has served as an outside director (within the meaning of the Israeli Companies Law) of our company since 2004 and is the chairman of our Audit Committee. Mr. Kleiman has served as the Chief Cost Accountant of the Osem/Nestle group since 1987. Mr. Kleiman holds a B.A. degree in economics and an M.B.A. degree, both from Bar-Ilan University.

        Eliane Markowitz (44) has served as an outside director (within the meaning of the Israeli Companies Law) of our company since January 2007 and is a member of our audit committee. From May 2001 until November 2003 and again since January 2005, Ms. Markowitz has been with Medison Pharma Ltd., initially as the Product Manager of the hematology field and currently as Marketing Manager of its diagnostic division. In the interim period, from December 2003 until December 2004, Ms. Markovitz served as the business development and marketing manager and was the owner of Rimipharm Medical Product Ltd. Ms. Markovitz has approximately 20 years of experience in the pharmaceutical industry. Ms. Markowitz holds a B.Sc. degree in animal science and an M.Sc. degree in animal science, both from the Hebrew University of Jerusalem.

BOARD OF DIRECTORS AND COMMITTEES

Board of Directors

        According to the Israeli Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders. Our current board of directors consists of seven directors.

        Our articles of association provide that we may have no less than two and no more than 12 directors or such greater number as may be determined from time to time at a general meeting of shareholders. In accordance with our articles of association and the Israeli Companies Law, all of our directors (other than our outside directors) are elected at annual meetings of our shareholders, which are required to be held at least once during every calendar year and not more than 15 months after the last preceding meeting. Except for our outside directors, our directors are elected by a vote of the holders of a majority of the voting power represented and voting at such meetings and hold office until the next annual meeting of shareholders following the annual meeting at which they were elected. If the annual meeting of shareholders does not elect directors, the directors elected in the preceding meeting will continue in office. Directors, other than outside directors, may be removed earlier from office by resolution passed with the approval of the majority of the voting rights represented and voting at a general meeting of our shareholders. Our board of directors may temporarily fill vacancies on the board until the next annual meeting of shareholders, provided that the total number of directors will not exceed the maximum number determined by the general meeting of shareholders.

        The Israeli Companies Law requires the board of directors of a public company to determine a minimum number of directors with “accounting and financial expertise.” Our board of directors determined, accordingly, that at least one director must have “accounting and financial expertise.”

Outside Directors and Independent Directors

        Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public are required to appoint at least two outside directors. The Israeli Companies Law provides that a person may not be appointed as an outside director if the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, its controlling shareholder or any entity controlled by the Company or its controlling shareholder. The term “relative” means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above. In general, the term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder. Under the Israeli Companies Law, the term “office holder” includes a director, general manager, chief business manager, deputy general manager, vice general manager, or any person filling any of these positions in a company even if he or she holds a different title, and also includes any other manager directly subordinate to the general manager.

        In addition, no person may serve as an outside director if the person’s position or other activities create, or may create, a conflict of interest with the person’s position as director or may otherwise interfere with the person’s ability to serve as director. If, at the time an outside director is appointed all members of the board of directors are of the same gender, then that outside director must be of the other gender. A director of one company may not be appointed as an outside director of another company if a director of the other company is acting as an outside director of the first company at such time.

        At least one of the outside directors elected must have “accounting and financial expertise” and any other outside director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law. However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, are not required to appoint an outside director with “accounting and financial expertise” if a director with accounting and financial expertise who qualifies as an independent director for purposes of audit committee membership under the laws of the foreign country in which the stock exchange is located serves on its board of directors. All of the outside directors of such a company must have “professional qualification.”

        The outside directors are elected by shareholders by a special majority. An outside director may be removed from office at the initiative of the board of directors at a special general meeting of shareholders, if the board resolves that the statutory requirements for that person’s appointment as outside director no longer exist, or that the outside director has violated his or her duty of loyalty to the company. The resolution of the special general meeting of shareholders regarding the termination of office of an outside director requires the same majority that is required for the election of an outside director. The court may order the termination of the office of an outside director on the same grounds, following a motion filed by a director or a shareholder.

        Each committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one outside director, and the audit committee must include all the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

        In addition, NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and its audit committee must consist solely of independent directors, as defined under NASDAQ Marketplace Rules, within 12 months of its initial public offering. We comply with the requirements of NASDAQ and the Securities and Exchange Commission as to the composition of our audit committee and intend to comply with the NASDAQ requirement to maintain a majority of independent directors within 12 months of our initial public offering.

        Our Board of Directors has determined that each of Mr. Dov Kleiman, Ms. Eliane Markowitz and Mr. Martin Bandel qualifies as an independent director under the requirements of the Securities and Exchange Commission and NASDAQ. Mr. Dov Kleiman and Ms. Eliane Markowitz are also our outside directors within the meaning of the Israeli Companies Law.

Audit Committee

        Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the outside directors. The audit committee may not include: the chairman of the board of directors; any director employed by the company or providing services to the company on an ongoing basis; or a controlling shareholder or any of the controlling shareholder’s relatives.

        In addition, the NASDAQ Marketplace Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

        Our audit committee consists of three members, Martin Bandel, Dov Kleiman, and Eliane Markowitz, all of whom satisfy the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ and are financially literate. Our board of directors has determined that each of Dov Kleiman and Martin Bandel qualifies as an audit committee financial expert as defined by rules of the Securities and Exchange Commission. The composition and function of the audit committee meets the requirements of Israeli law, the Securities and Exchange Commission and NASDAQ Marketplace Rules.

        Under the Israeli Companies Law, the approval of the audit committee is required for specified actions and transactions with office holders and controlling shareholders. Additionally, under the Israeli Companies Law, the role of the audit committee is to identify faults in the business practices of the company, among other things, by consulting with the company’s independent registered public accounting firm and internal auditor, and to make recommendations to the board for remedying such faults.

II. RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTANTS
(Item 2 on the Proxy Card)

        Our Board of Directors first appointed Brightman Almagor & Co., registered public accountants, a member firm of Deloitte Touche Tohmatsu, as our independent public accountants in 1993 and has reappointed the firm as our independent public accountants since such time.

        At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Brightman Almagor & Co. as our independent registered public accountants for the fiscal year ending 2008, pursuant to the recommendation of our Audit Committee and Board of Directors.

        In accordance with applicable law and our Articles of Association, and pursuant to the recommendation of our Audit Committee, our Board of Directors pre-approved the remuneration of Brightman Almagor & Co. according to the volume and nature of their services. With respect to fiscal year 2007, we paid Brightman Almagor & Co. approximately $110,000 for audit services, approximately $54,000 for tax-related services and approximately $171,000 for other services provided in connection with our initial public offering in the United States during 2007.

        It is therefore proposed that at the Meeting the following resolution be adopted:

        “RESOLVED, that the appointment of Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu, as the independent registered public accountants of STARLIMS Technologies Ltd. to conduct the annual audit of its financial statements for the year ending December 31, 2008, be and hereby is ratified and approved.”

        The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

        The Board of Directors recommends a vote FOR the foregoing resolution.

III. REVIEW AND DISCUSSION OF DIRECTORS’ REPORT, AUDITOR’S REPORT, AND
CONSOLIDATED FINANCIAL STATEMENTS

        At the Meeting, our directors’ annual report to shareholders, auditor’s report and the audited consolidated financial statements for the years ended December 31, 2006 and 2007 will be presented. We will hold a discussion with respect to the financial statements at the Meeting. This Item will not involve a vote of the shareholders.

        The directors’ report, auditors’ report and consolidated financial statements for the year ended December 31, 2006, which was filed with the Securities and Exchange Commission in connection with our initial public offering in the United States, are available on our website at www.starlims.com or through the EDGAR website of the Securities and Exchange Commission at www.sec.gov. The directors’ report, auditors’ report and consolidated financial statements for the year ended December 31, 2007, together with our annual report on Form 20-F for the year ended December 31, 2007, which will be filed with the Securities and Exchange Commission prior to March 30, 2008, will be available, once filed, on our website at www.starlims.com or through the EDGAR website of the Securities and Exchange Commission at www.sec.gov. Shareholders may receive a hard copy of the annual report on Form 20-F containing the consolidated financial statements free of charge upon request. None of the director’s report, auditors’ report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors, Eric Fenster Corporate Secretary

Dated: March 13, 2008

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARLIMS Technologies Ltd. (Registrant) By: /s/ Chaim Friedman —————————————— Chaim Friedman Chief Financial Officer

Date: March 13, 2008